FOR IMMEDIATE RELEASE

JED OIL INC. AND JMG EXPLORATION, INC. ANNOUNCE MIDALE DISCOVERY IN NORTH DAKOTA

Calgary, Alberta – Monday, March 20, 2006 – JED Oil Inc. (Amex: JDO) (“JED”) and JMG Exploration, Inc. (PCX: JMG, JMG+) (“JMG”) today announced a significant oil pool discovery in the Midale formation in the northern part of North Dakota.  JMG currently owns over 58,000 gross (over 41,000 net) acres of land in the northern part of North Dakota.  JMG drilled the discovery well in the latter part of 2005 and to date, JED has farmed in and drilled two follow up wells.

“We believe this initial drilling program confirms a much larger drilling project in the Midale formation,” stated Al Williams, President of JED.  “Based upon the results of the initial program, we currently have 16 identified drilling locations that we plan to drill later this year.“ Reg Greenslade, Chairman of the Board of JED and JMG, stated, “We anticipate this Midale development will become a major revenue contributor in the latter part of this year.”

JMG has a 65% working interest in the discovery well which is producing at a rate of 100 boe/d.  Similarly, JMG had a 65% working interest in the two follow up wells prior to JED’s farm in; after the farm in, JED has a 45.5% working interest and JMG has a 19.5% carried interest.  The first follow up well is on production at a rate of 200 boe/d.  The second one had similar indications during drilling as the first and is expected to be on production later this week.

Under the farm in agreement for the two follow-up wells, JED paid all of the drilling costs in exchange for 70% of JMG’s interest, netting it a 45.5% working interest.  JMG retains 19.5% carried interest (30% of 65%), for as long as the wells produce, with no drilling or operating costs.

JED and JMG have previously announced that they are pursuing a merger in which JMG would merge with a wholly-owned subsidiary of JED in the U.S., and JMG's securities would be exchanged for securities of JED on the basis of two-thirds of a JED common share for each JMG common share.

Boe's, or barrels of oil equivalent, may be misleading if used in isolation.  A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

About JED: Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States. JED has not made direct property acquisitions; rather it develops properties with other oil and natural gas companies under joint venture/farm-in arrangements in which JED finances the cost of development drilling in exchange for interests in the revenue generated by the properties.

About JMG: JMG Exploration, Inc., which was incorporated under the laws of the State of Nevada on July 16, 2004, explores for oil and natural gas in the United States and Canada. JMG has made direct property acquisitions and develops the oil and natural gas properties of others under arrangements in which JMG finances the cost of exploration drilling in exchange for interests in the oil or natural gas revenue generated by the properties. Such arrangements are commonly referred to as farm-ins.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the companies and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in both companies’ filings with Securities and Exchange Commission.  JED and JMG undertake no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Company Contacts:

JED Oil Inc.

JMG Exploration Inc.

Investor Relations Counsel

Reg Greenslade, Chairman

Reg Greenslade, Chairman

The Equity Group Inc.

Al Williams, President

Scobey Hartley, President

Linda Latman  (212) 836-9609

(403) 537-3250

(403) 261-2959

www.theequitygroup.com

www.jedoil.com